SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

FIRST SECURITYFED FINANCIAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

336392105

(CUSIP Number)

March 10, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 336392105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Heritage Foundation of First Security Federal Savings Bank, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Organized under Illinois law

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 250,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 250,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer First SecurityFed Financial, Inc.
	(b)	Address of Issuer's Principal Executive Offices 936 N. Western Avenue Chicago, IL 60622

Item 2.
	(a)	Name of Person Filing The Heritage Foundation of First Security Federal Savings Bank, Inc.
	(b)	Address of Principal Business Office or, if none, Residence 2329 W. Chicago Avenue Chicago, IL 60622
	(c)	Citizenship Organized under Illinois law
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share.
	(e)	CUSIP Number 336392105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) -(j) Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 250,000
(b) Percent of class: 6.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 250,000
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 250,000
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2003
Date
/s/ Julian E. Kulas
Signature
Julian E. Kulas/Trustee
Name/Title